November 5, 2004


Mail Stop 0409

Mr. Larry Crawford
Chief Financial Officer
Greg Manning Auctions, Inc.
775 Passaic Avenue West
Caldwell, NJ 07006

Re:	Greg Manning Auctions, Inc.
	Form 10-K for the year ended June 30, 2004
	File No. 1-11988

Dear Mr. Crawford:

We have reviewed your filing and have the following comments. We have limited our review to Selected Financial Data, Management`s Discussion and Analysis and the Financial Statements and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934.

Where indicated, we think you should revise your document in response to these comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.
	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.








Form 10-K filed September 10, 2004

Item 7. Management`s Discussion and Analysis of Financial Condition and Results of Operations, page 14

General, page 14

1. Please expand your disclosure in future filings related to the arrangement and transactions with Afinsa to include the information required by FR-61 about the effects of transactions with related parties. For example, discuss how the arrangements with Afinsa differ from those that would likely be negotiated with clearly independent parties. Describe the elements of the transactions that are necessary for an understanding of the transactions` business purpose and economic substance. Disclose how the transaction prices were determined. Disclose any ongoing contractual or other commitments as a result of the arrangement.

Critical Accounting Policies, pages 23 - 25

2. Please note that the disclosure in the MD&A related to your critical accounting policies should enhance and supplement the description of the accounting policies in the Notes to the Consolidated Financial Statements, and is not intended to be a duplication of the disclosure included in the Notes. Please revise your disclosure in future filings to present the Company`s analysis of the uncertainties involved in applying an accounting principle at a given time or the variability that is reasonably like to result from its application over time. The revised disclosure should include such items as how you arrived at the estimate, how accurate your assumptions have been in the past, and any other disclosures related to the estimates and assumptions involved in the application of generally accepted accounting principles that impact your reported financial condition and operating performance, or the comparability of reported information over different reporting periods. For example, disclose the assumptions, etc. that resulted in an increase in your bad debt expense for the year ended June 30, 2004, compared to the year ended 2003. Please refer to the guidance in FR-72.

Safe Harbor Statement, page 26

3. Please revise your Safe Harbor Statement in future filings to only reflect "forward-looking" statements in accordance with Section 21
(E) of the Securities Exchange Act of 1934.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk, page 29

4. We note: (1) that you have 55 employees located in Europe, or approximately 39% of your total employees, (2) that you disclose your accounting policy related to foreign currency translation and transactions in your financial statements, (3) that 55% of your revenues earned during the year ended June 30, 2004 were earned from your foreign operations, and that (4) 56% of your property and equipment is located in countries other than the U.S. Are these foreign operations not material to your business? Please confirm to us that you determined that your market risk exposures (e.g., foreign currency exchange rate risk, etc.) were not material as to require the quantitative and qualitative disclosures specified by Item 305 of Regulation S-K, and that your determination was made in accordance with the guidance included in "Questions and Answers About the New Market Risk Disclosure Rules" issued in July 1997. Also, in future filings, and supplementally to us, please clarify the last sentence in the first paragraph where you state that your business is operated (emphasis added) primarily in the U.S.

Notes to Consolidated Financial Statements, page 37

(1) Description of Business and Summary of Significant Accounting
Policies

Concentration of Credit Risk, page 38

5. We note from the last paragraph of this policy, that certain assets held by the Company are collateral for the receivables resulting from the Company`s sale of its inventory with payment terms up to 12 months. Do you recognize both the receivable and the asset that is collateral for the receivable in your balance sheet? If so, please describe these transactions to us and support your policy, or revise your disclosure in future filings for clarity. Or is the sold inventory collateral for the related receivable until such time as payment is received? If so, please advise us when you recognize revenue from these transactions, and support your policy.

Inventories, page 39

6. Since you account for inventories using the specific identification method, please advise us why, on certain items, you estimate write-downs of inventory based on a percentage of the inventory aging by category type. Include support for using this method.

7. Please advise us, and disclose in future filings, how you account for inventories that the Company holds for a period in excess of one year, and if your policy is to measure and recognize impairment of these inventory items in accordance with SFAS 144.

8. Please advise us, and disclose in future filings, the method used to account for transactions where the Company has agreements with certain suppliers to share the net profits or losses attributable to the sale of specific items of inventory. Do you report the profits or losses allocated to the supplier as increases to, or reductions in, revenue or cost of merchandise sold? Support your policy.





Segment Information, page 44

9. Please advise us how you determined that you had met the aggregation criteria and quantitative thresholds of SFAS 131 in order to disclose that you operate principally in one segment.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your proposed revisions that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Monica Brame, Staff Accountant, at (202) 824-5492 or me at (202) 942-2956 with any other questions.



						Sincerely,



Deborah A. Wilson
Staff Accountant
Greg Manning Auctions, Inc.
November 5, 2004
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